                                                                     Exhibit 3.7


                             ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                         FISHER BUSINESS SYSTEMS, INC.


                                       I.

     The name of the Corporation is Fisher Business Systems, Inc.


                                      II.

     The Articles of Incorporation of the Corporation shall be amended by deleting Article V thereof in its entirety and substituting the following in lieu of said Article V:

                                      "V.

               The authorized capital stock of the Corporation shall be $600,000, which shall consist of 10,000,000 shares of Common Stock with a par value of one cent ($.01) per share and 5,000,000 shares of preferred stock with a par value of ten cents ($.10) per share. Shares of preferred stock may be issued from time to time in one or more series, each such series to have such distinctive designation or title as may be fixed by the Bard of Directors prior to the issuance of any shares thereof. Each such series of preferred stock also shall have such voting powers, full or limited, or no voting powers, and such preferences and such relative, participating, optional or other rights (including without limitation, the right to convert shares of such preferred stock into shares of the Corporation's Common Stock), which such qualifications, limitations, or restrictions of such preferences or rights as shall be stated in the resolution or resolutions providing for the issuance of such series of preferred stock, as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof, in accordance with and to the full extend permitted by the laws of the State of Georgia."

     The Articles of Incorporation of the Corporation shall be amend by adding the following as Article XIII:

                                     "XIII.

               To the extent permitted by the Georgia Business Corporation Code, a Director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of his duties as a director, except for liability (i) for appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 14-2-154 of the Official Code of Georgia Annotated or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment of this Article XIII shall be prospective only and acts or omissions occurring prior to such amendment shall be governed by the provisions of this Article XIII as in effect prior to such amendment."

                                      III.

     The shareholder vote required to adopt the Amendments set forth in Article II above was a majority of the issued and outstanding shares of $.01 par value voting common stock of the Corporation. On May 1, 1987, there were 1,500,000 shares of common stock issued and outstanding, each share being entitled to one vote. On that date the above amendments were authorized and adopted by the affirmative vote of 1,185,000 shares of the issued and outstanding stock of the Corporation entitled to vote thereon.

     IN WITNESS WHEREOF, Fisher Business Systems, Inc. has caused these Articles of Amendment to be executed and the corporate seal to be affixed and has caused the foregoing to be attested to, all by its duly authorized officers, on this 14/th/ day of May, 1987.


Attests:                                 FISHER BUSINESS SYSTEMS, INC.

/s/ Mary Ann Fisher                      By: /s/ Larry Fisher
-------------------                         -----------------
Secretary                                      President

                                     -2-